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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92261Q 10 3
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                      August 13, 2002 and December 31, 2002
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP NO. 92261Q 10 3                                          PAGE 2 OF 4 PAGES


   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Bob L. Smith
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    PF, OO
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
--------- ----------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
       SHARES                   880,051 shares
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
         EACH                   1,462,159 shares
      REPORTING           ------------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                   880,051 shares
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                1,462,159 shares
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,342,210 shares
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.05%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 10 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated April 23, 1999, the Amendment No. 1 dated September 22, 1999, the Amendment No. 2 dated March 22, 2000, the Amendment No. 3 dated May 31, 2000, the Amendment No. 4 dated July 22, 2000, the Amendment No. 5 dated July 22, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, the Amendment No. 8 dated August 13, 2001, and the Amendment No. 9 dated August 13, 2001 and January 1, 2002, (together, the "Schedule 13D") with respect to the beneficial ownership by Bob L. Smith, an individual, of the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D, as amended.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of the Transaction."

ITEM 4. PURPOSE OF TRANSACTION

         The filing of this Amendment No. 10 to Schedule 13D is a result of the August 13, 2002 expiration of 50,000 warrants issued to VIP's Industries, Inc. ("VIP's"), an entity controlled by Mr. Smith. The filing of this Amendment No. 10 to Schedule 13D is also a result of VIP's and I.C.D., Inc. ("I.C.D."), an entity solely controlled by Mr. Smith, each entering into an agreement with the Company, as described herein. VIP's and the Company entered into a December 31, 2002 Subscription Agreement (the "VIP's Subscription") pursuant to which the Company issued to VIP's a 9.5% Convertible Note dated December 31, 2002 (the "VIP's Note") in the amount of Forty-Nine Thousand Nine Hundred Ninety-Nine and 95/100 Dollars ($49,999.95), which VIP's may elect to convert into One Hundred Forty-Two Thousand Eight Hundred Fifty-Seven (142,857) shares of Common Stock at a conversion price of $0.35 per share. In connection with the VIP's Subscription and the VIP's Note, the Company also issued to VIP's a Warrant to Purchase Shares of Common Stock for Twelve Thousand Five Hundred (12,500) shares of Common Stock (the "VIP's Warrant"). VIP's may elect to exercise the VIP's Warrant at a price of $0.35 per share. The VIP's Note cancelled and replaced short-term, non-convertible notes that the Company had previously issued to VIP's.

         I.C.D. and the Company entered into a December 31, 2002 Subscription Agreement (the "I.C.D. Subscription") pursuant to which the Company issued to I.C.D. a 9.5% Convertible Note dated December 31, 2002 (the "I.C.D. Note") in the amount of Ninety-Nine Thousand Nine Hundred Ninety-Nine and 90/100 Dollars ($99,999.90), which I.C.D. may elect to convert into Two Hundred Eighty-Five Thousand, Seven Hundred Fourteen (285,714) shares of Common Stock at a conversion price of $0.35 per share. In connection with the I.C.D. Subscription and the I.C.D. Note, the Company also issued to I.C.D. a Warrant to Purchase Shares of Common Stock for Twenty-Five Thousand (25,000) shares of Common Stock (the "I.C.D. Warrant"). I.C.D. may elect to exercise the I.C.D. Warrant at a price of $0.35 per share. The I.C.D. Note cancelled and replaced short-term, non-convertible notes that the Company had previously issued to I.C.D.

         VIP's and I.C.D. have purchased these shares for investment purposes. Mr. Smith, VIP's and I.C.D. do not have any present plans or proposals with respect to the Common Stock.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         a-b. AGGREGATE BENEFICIAL OWNERSHIP.

                                           PRESENTLY OWNED          PERCENTAGE
                                           -------------------------------------
             Sole Voting Power                   880,051                2.30%
             Shared Voting Power               1,462,159                3.78%
             Sole Dispositive Power              880,051                2.30%
             Shared Dispositive Power          1,462,159                3.78%
                                           -------------------------------------
             Total Beneficial Ownership        2,342,210                6.05%

         The sole voting and dispositive power of Mr. Smith consists of 820,051 shares of the Company's common stock issued directly to Mr. Smith, 55,000 shares issuable to Mr. Smith upon exercise of certain stock options and 5,000 shares issuable to Mr. Smith upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

         The shared voting and dispositive power of Mr. Smith consists of 995,088 shares of the Company's common stock issued to VIP's, 1,000 shares issued jointly to Mr. Smith and his daughter, 142,857 shares issuable to VIP's upon the conversion of a certain convertible note, 12,500 shares issuable to VIP's upon the exercise of certain warrants, 285,714 shares issuable to I.C.D. upon the conversion of a certain convertible note, and 25,000 shares issuable to I.C.D. upon the exercise of certain warrants.

         The percentages reflect the percentage share ownership with respect to 38,129,072 shares, the shares of the Company's common stock outstanding as of December 31, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       BOB L. SMITH,
                                          an individual


Dated: December 31, 2002               By: /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Bob L. Smith, an individual



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